VIA EDGAR

November 15, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt

Re: Monument Circle Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 1, 2022

File No. 001-39876

Dear Mr. Holt:

Monument Circle Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2022 regarding Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on November 1, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Preliminary Proxy Statement on Schedule 14A filed November 1, 2022

General

1.	We note proposal number one contains two proposals. One proposal is asking shareholders to vote to extend the time to complete the transaction and the other requests shareholders to vote to permit the board to terminate early. Please unbundle these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

Response: The Company has revised the Proxy Statement throughout to unbundle the two proposals. In addition, we have revised the Proxy Statement to address to the comments discussed in a conference call between the Staff and counsel of the Company on November 9, 2022 and are filing a revised proxy statement herewith for the review of the Staff.

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We thank you for your review of the foregoing and the Proxy Statement and this response. As you know, the Company is eager to finalize the Proxy Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan
Chief Executive Officer

cc:	Lijia Sanchez, Esq.
Ellenoff Grossman & Schole LLP